INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 – 828 Harbourside Drive
North Vancouver, BC V7P 3R9
Tel. 604.904.8481 Fax. 604.904.9431
November 1, 2005

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-7010	Via EDGAR
Attention: Jennifer Goeken, Division of Corporate Finance
Dear Ms. Goeken:
Re: File No. 0-14740, Form 20-F/A filed September 22, 2005

Thank you for your letter dated October 18, 2005. For the purposes of this cover letter we will respond using the numbering established in your letter.
1.      We have expanded our Item 5 disclosure to emphasize that our revenues are solely based upon infrequent, third-party referrals for consulting work that is not core to our focus. Since our daily operations are completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing — we have emphasized that our expenses are dependent on prevailing market rates for communications services and mailing rates. Similarly, our expenses will continue to increase due to the upward pressure on professional fees charged to reporting companies for compliance related services such as legal and audit work as a result of changes to securities legislation throughout North America. In Amendment No. 2 the “Item 5 Operating and Financial Review and Prospects” under ‘Overview’, ‘Results of Operations’ and ‘ Fluctuations in Results’ disclosure has been amended. The text of the entire revised disclosure is reprinted below.
Overview
The Company’s sole focus is on finding and completing a suitable acquisition, or suitable acquisitions. This activity is largely carried out by the directors and large shareholders at their expense. The Company’s management team, affiliates and directors have special expertise in the areas of due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise. From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company generates revenue by providing these services. As these sources of revenue are not core to the Company’s focus, the services are not actively marketed.

Results of Operations
The Company has shown modest losses for the past several years. These losses result largely from having little or no revenue, rather than having unusual expenses. This year the company elected to write down the value of its passive investment, and this resulted in a loss that was somewhat greater than usual. The expenses of the company are almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.
Fluctuations in Results
The Company’s annual operating results fluctuate, but very little. Revenues at this point are solely derived from consulting activities which are not core to the Company’s focus and will fluctuate greatly based upon the Company’s receipt of infrequent, third-party referrals for these services. Expenses fluctuate on the basis of postal rate increases, or reductions in courier or long distance phone rates. Since our daily operations are almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing — our expenses are dependent on prevailing market rates for communications services and mailing rates. Similarly, our expenses will continue to increase due to the upward pressure on professional fees charged to reporting companies for compliance related services such as legal and audit work as a result of changes to securities legislation throughout North America.
2.      As previously communicated, our “Item 15 Controls and Procedures” were misstated in our June 30, 2005 filing on Form 20-F. Earlier disclosure from previously filed Annual Reports was mistakenly inserted into the current filing. During the year ended December 31, 2004 the Company did implement controls and procedures. In Amendment No. 1 filed September 22, 2005 we attempted to correct our disclosure; unfortunately, our disclosure was not complete as to the conclusions of our principal executive and financial officers. Additionally — Amendment No. 1 disclosure did not completely cover all topics required in Item 15. In Amendment No. 2 we have re-written our Item 15 disclosure in its entirety. The Item 15 disclosure has been replaced in its entirety. The text of the revised disclosure is reprinted below.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls And Procedures
Our President and Acting Chief Accounting Officer, performing the function of principal executive and principal financial officer, respectively, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this annual report on Form 20-F (in accordance with Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our President and Acting Chief Accounting Officer have concluded that these disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the requisite time periods.

Management’s Annual Report On Internal Control Over Financial Reporting
Our President and Acting Chief Accounting Officer, performing the function of principal executive and principal financial officer, respectively, have evaluated the effectiveness of the design and operation of our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this annual report on Form 20-F. Based on this evaluation, our President and Acting Chief Accounting Officer have concluded that these internal controls over financial reporting are effective and provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.
During the course of their evaluation, our President and Acting Chief Accounting Officer did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting. Furthermore, because there were no significant deficiencies and/or material weaknesses discovered no remedial measures were necessary or taken during the period covered by this report to correct any such deficiencies.
Attestation Report Of The Registered Public Accounting Firm
Not applicable.
Changes In Internal Control Over Financial Reporting
No changes in our disclosure controls and procedures or other factors have occurred during the fiscal year covered by this annual report on Form 20-F that would materially affect or be reasonably likely to materially affect our disclosure controls and procedures.
3.      See our response to (2) above and the revised disclosure reproduced therewith.
4.      We have separated our response to your comment into two parts:
          a) “...why you would reclassify the investment sale receivable...” The original draft of the company’s statement of cash flows showed a use of cash resulting from an increase in working capital totaling $6,769 and a source of cash from investing activities of $30,000 resulting from the disposal of the investment. As the proceeds from the sale of the investment were not received until subsequent to the year end, management determined that an adjustment to cash provided from the sale of the investment and the corresponding adjustment to changes in non-cash working capital balances resulted in a more accurate reflection of the Company’s actual uses and sources of cash.
          b) re “...does not compute mathematically...” the 2004 change in working capital was shown as a use of cash of (23,231) when it should have been shown as a source of cash of 23,231, consistent with the decrease in working capital as reconciled in Note 7.
          The table in Note 7 has been revised as required for consistency with the above responses.

We trust the above disclosure together with the filing of our Amendment No. 2, filed concurrently, will resolve your comments. Please contact the undersigned if additional comments arise.
Sincerely,
INTERNATIONAL GEMINI TECHNOLOGY INC.
“signed”
Edward D. Ford
Director